Exhibit 99.2

ROYALTY AGREEMENT

BETWEEN

LEAP THERAPEUTICS, INC.

AND

[LEAP SHAREHOLDER ROYALTY VEHICLE, LLC]

EFFECTIVE AS OF [●], 2016

ROYALTY AGREEMENT

This Royalty Agreement (this “Agreement”) is entered into as of [●], 2016 (the “Effective Date”), by and between Leap Therapeutics, Inc., a Delaware corporation (“Company” or “Leap”), and [Leap Shareholder Royalty Vehicle, LLC], a Delaware limited liability company (“Leap SRV”).   Company and Leap SRV are sometimes referred to herein individually as a “Party” and collectively as “Parties.”

RECITALS

Whereas, the Company is a party to that certain Agreement and Plan of Merger, dated as of August 29, 2016, by and among the Company, Macrocure Ltd., a company formed under the laws of the State of Israel and registered under No. 514083765 with the Israeli Registrar of Companies, and M-CO Merger Sub Ltd, a company formed under the laws of the State of Israel and registered under No. 51550684 with the Israeli Registrar of Companies (as amended and in effect from time to time, the “Merger Agreement”).

Whereas, as contemplated by the Merger Agreement and the transactions contemplated therein (the “Merger”), the Company’s board of directors has authorized the Company to distribute to each Shareholder of the Company immediately prior to the consummation of the Merger on the date of this Agreement (collectively, the “Shareholders”) the right (the “Royalty Right”) to receive such Shareholder’s pro rata portion (calculated as between the Shareholders on an as-converted to common stock basis) of (i) royalties equal to two percent (2%) of Net Sales (as defined in Article 1 below) of DKN-01 Products (as defined in Article 1 below) and (ii) royalties equal to five percent (5%) of Net Sales of TRX518 Products (as defined in Article 1 below), provided that the following conditions shall have been satisfied:  (1) Leap SRV shall have been formed; (2) the Shareholders shall have agreed to become members of Leap SRV on terms and conditions agreed upon by all of the Shareholders and set forth in the limited liability company agreement of Leap SRV; (3) Leap, Leap SRV and the Shareholders shall have agreed in writing that (i) each Shareholder’s Royalty Rights shall be treated for tax purposes as having been distributed by Leap to such Shareholder and contributed by such Shareholder to Leap SRV as a capital contribution to Leap SRV in respect of such Shareholder’s membership interest in Leap SRV and (ii) this Agreement and the performance by Leap of all of its obligations under this Agreement shall supersede any obligation of Leap to make any royalty payments to any Shareholder in respect to such Shareholder’s Royalty Right; and (4) Leap SRV and the Company shall have executed and delivered this Agreement;

Whereas, Leap SRV has been formed by virtue of filing a Certificate of Formation with the Office of the Secretary of State of the State of Delaware;

Whereas, simultaneously with the execution and delivery of this Agreement by the Parties, all of the Shareholders are executing and delivering the limited liability operating agreement of Leap SRV pursuant to which the Shareholders are agreeing to become members of Leap SRV on the terms and conditions set forth in such limited liability company agreement;

Whereas, simultaneously with the execution and delivery of this Agreement and the limited liability company agreement of Leap SRV, Leap, Leap SRV and the Shareholders are executing a letter agreement pursuant to which they are agreeing that (i) each Shareholder’s Royalty Rights shall be treated for tax purposes as having been distributed by Leap to such Shareholder and contributed by such Shareholder to Leap SRV as a capital contribution to Leap SRV in respect of such Shareholder’s membership interest in Leap SRV and (ii) this Agreement and the performance by Leap of all of its obligations under this Agreement shall supersede any obligation of Leap to make any royalty payments to any Shareholder in respect to such Shareholder’s Royalty Right; and

Whereas, Leap and Leap SVR desire to enter into this Agreement.

Now, Therefore, in consideration of the above premises and the mutual covenants and agreements set forth below, the Parties hereto agree as follows.

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following words and phrases shall have the following meanings:

“Affiliate” means, with respect to a Party, any Person directly or indirectly controlling, controlled by, or under common control with, such Party.  For purposes of this Agreement, the term “controlled” (including the terms “controlled by” and “under common control with”) as used in this context, means the direct or indirect ability or power to direct or cause the direction of management policies of a Person or otherwise direct the affairs of such Person, whether through ownership of equity, voting securities, beneficial interest, by contract or otherwise. Control shall be presumed to exist where a Party controls 50% or more of the outstanding voting securities of an entity.  Notwithstanding the foregoing provisions of this definition, any Person that is controlled or under common control with any of the stockholders of the Company but is not directly or indirectly controlled by the Company shall not be deemed or treated as an Affiliate of the Company for purposes of this Agreement.

“Agreement” means this Royalty Agreement, together with any amendments to or restatements of this Royalty Agreement.

“Applicable Laws” means all applicable laws, ordinances, rules and regulations of any kind whatsoever of any governmental (including international, foreign, federal, state, provincial and local) or regulatory authority, including, without limitation, all laws, ordinances, rules and regulations promulgated by the FDA, European Medicines Evaluation Agency or any other foreign equivalent of the FDA.

 “Calendar Quarter” means, as applicable, the three (3) month period ending on March 31, June 30, September 30 or December 31.  The initial Calendar Quarter will be deemed to begin on the Effective Date and end on the expiration of that Calendar Quarter in which the Effective Date falls.

 “Compound” means either or both of (i) DKN-01 and (ii) TRX518, as the context may require.

 “Confidential Information” means information received (whether disclosed in writing, electronically, orally or by observation) by one Party (the “Receiving Party”) from the other Party (the “Disclosing Party”) pursuant to this Agreement unless in each case such information, as shown by competent evidence:

(a)           was known to the Receiving Party or to the public prior to the Disclosing Party’s disclosure, as demonstrated by contemporaneous written records;

(b)           became known to the public, after the Disclosing Party’s disclosure hereunder, other than through a breach of the confidentiality provisions of this Agreement by the Receiving Party or any Person to whom such Receiving Party disclosed such information;

(c)           was subsequently disclosed to the Receiving Party by a Person having a legal right to disclose, without any restrictions, such information or data; or

(d)           was developed by the Receiving Party independently of the Disclosing Party’s Confidential Information.

“Damages” means any and all costs, losses, claims, demands for payment, government enforcement actions, liabilities, fines, penalties, expenses, court costs and reasonable fees and disbursements of counsel, consultants and expert witnesses incurred by a Party hereto or its Affiliates (including any court-imposed interest in connection therewith).

 “DKN-01” means the monoclonal antibody that, as of the Effective Date, is identified as DKN-01 and is being developed by the Company.

“DKN-01 Product” means any composition or product that comprises, includes or incorporates DKN-01.

 “Effective Date” shall have the meaning set forth in the first paragraph hereof.

“GAAP” means U.S. Generally Accepted Accounting Principles, consistently applied.

“Net Sales” shall mean, with respect to a Product, the gross amount invoiced by any Permitted Seller to a Third Person that is not a Permitted Seller for such Product in the Territory, less:

(a)           Trade, quantity and cash discounts allowed;

(b)           Commissions, discounts, refunds, rebates (including, but not limited to, wholesaler or distributor inventory management fees), chargebacks, retroactive price adjustments, and any other allowances which effectively reduce the net selling price;

(c)           Actual Product returns and allowances;

(d)           Sales taxes, VAT and similar taxes to the extent that such are detailed in the invoice and included in the gross amount invoiced for such Product; and

(e)           Reserves or allowances for bad debt or uncollectible amounts.

Such amounts shall be determined from the books and records of the applicable Permitted Seller, maintained in accordance with U. S. Generally Accepted Accounting Principles consistently applied.  In determining such amounts, the applicable Permitted Seller will use such Permitted Seller’s then current standard procedures and methodology, including such Permitted Seller’s then current standard exchange rate methodology for the translation of foreign currency sales into U.S. Dollars, consistently applied.

In the event that a Product is sold as part of a Combination Product (where “Combination Product” means any pharmaceutical product which comprises a Product and other active compound(s) and/or ingredients), the Net Sales of such Product, for the purposes of determining royalty payments under this Agreement, shall be determined by multiplying the Net Sales of such Combination Product (which Net Sales shall be calculated as set forth above in this definition except every reference to Product shall be deemed a reference to such Combination Product) by the fraction, A / (A+B) where A is the weighted average sale price of such Product when sold separately in finished form, and B is the weighted average sale price of the other active compound(s), product(s) and/or ingredients sold separately in finished form.

In the event that, with respect to a Combination Product, the weighted average sale price of the applicable Product can be determined but the weighted average sale price of the other applicable active compound(s), product(s) and/or ingredients cannot be determined, Net Sales for purposes of determining royalty payments shall be calculated by multiplying the Net Sales of such Combination Product by the fraction A / C where A is the weighted average sale price of such Product when sold separately in finished form and C is the weighted average sale price of such Combination Product.

In the event that, with respect to a Combination Product, the weighted average sale price of the other applicable active compound(s), product(s) and/or ingredients can be determined but the weighted average sale price of the applicable Product cannot be determined, Net Sales for purposes of determining royalty payments shall be calculated by multiplying the Net Sales of such Combination Product by the following formula: one (1) minus B / C where B is the weighted average sale price of such other applicable active compound(s), product(s) and/or ingredients when sold separately in finished form and C is the weighted average sale price of such Combination Product.

In the event that, with respect to a Combination Product, the weighted average sale price of both the applicable Product and the other applicable active compound(s), product(s) and/or ingredients in such Combination Product cannot be determined, the Net Sales of the applicable Product shall be deemed to be equal to fifty percent (50%) of the Net Sales of such Combination Product.

The weighted average sale price for a Product, other applicable active compound(s), product(s) and/or ingredients, or Combination Product shall be calculated once each Calendar Year and such price shall be used during all applicable royalty reporting periods for such entire Calendar Year. When determining the weighted average sale price of a Product, other applicable active compound(s), product(s) and/or ingredients, or Combination Product, the weighted average sale price shall be calculated by dividing the sales dollars (translated into U.S. dollars) by the units of active ingredient sold during the twelve (12) months (or the number of months sold in a partial calendar year) of the preceding Calendar Year for the respective Product, other applicable active compound(s), product(s) and/or ingredients, or Combination Product. In the initial Calendar Year, a forecasted weighted average sale price will be used for the applicable Product, other applicable active compound(s), product(s) and/or ingredients, or Combination Product. Any over or under payment due to a difference between forecasted and actual weighted average sale prices will be paid or credited in the first royalty payment of the following Calendar Year.

“Permitted Seller” means (i) Company, (ii) any Affiliate of the Company, (iii) any permitted assignee or sublicensee having the right to sell a Product.

“Person” means a natural person, a corporation, a partnership, a trust, a joint venture, a limited liability company, any governmental authority, or any other entity or organization.

“Product” means any composition or product that comprises, includes or incorporates a Compound.

“Sales Report” shall have the meaning set forth in Section 3.2.

“Territory” means all countries of the world.

“Third Person” means Persons other than the Parties or Affiliates thereof.

“TRX518” means the monoclonal antibody that, as of the Effective Date, is identified as TRX518 and is being developed by the Company.

“TRX518 Product” means any composition or product that comprises, includes or incorporates TRX518.

ARTICLE 2

CONSIDERATION

2.1           Royalty Payments.  Subject to and upon the terms and conditions set forth in this Agreement, Company shall pay Leap SRV a royalty on sales of any and all DKN-01 Products sold or otherwise commercialized by Company and/or any of Permitted Sellers in the Territory during each Calendar Quarter equal to two percent (2%) of the amount of Net Sales with respect to any and all DKN-01 Products in the Territory during such Calendar Quarter.  Subject to and upon the terms and conditions set forth in this Agreement, Company shall pay Leap SRV a royalty on sales of any and all TRX518 Products sold or otherwise commercialized by Company and/or any of Permitted Sellers in the Territory during each Calendar Quarter equal to five percent (5%) of the amount of Net Sales with respect to any and all TRX518 Products in the Territory during such Calendar Quarter.

2.2           Royalty Payments, Record Retention.  Company shall pay royalties due under Section 2.1 concurrently with the remittance of the royalty report in accordance with this Section 2.2. All amounts payable to Leap SRV under Section 2.1 shall be paid by electronic wire transfer in immediately available funds to an account designated in writing by Leap SRV. Company shall keep and maintain (and shall cause its Affiliates and require all Permitted Sellers to keep and maintain) proper, complete and accurate books and records in such form and detail as is necessary to ascertain Company’s compliance with the financial terms of this Agreement including without limitation such records as are necessary to verify royalty payments owed under Section 2.1.  Such records shall be kept in accordance with GAAP, consistently applied.  Company shall preserve (and to the extent applicable, will cause its Affiliates and require all Permitted Sellers to preserve) such records made in any calendar year for a period of three (3) years following the close of that calendar year.  Beginning with the first commercial sale of a Product, Company shall furnish Leap SRV with a quarterly report (a “Sales Report”) on Net Sales of any and all Products within sixty (60) days after the end of each Calendar Quarter, which Sales Report shall set forth in reasonable detail on a Product-by-Product and country-by-country basis: (i) the Net Sales with respect to such Product during such Calendar Quarter in such country broken down between Company and any other Permitted Sellers; and (ii) the total royalties due under Section 3.1 during such Calendar Quarter in such country broken down between Company and any other Permitted Sellers and the basis of the calculation thereof. If Company receives any sales forecasts with respect to Products from a Permitted Seller, then Company will provide such forecast to Leap SRV.

2.3           Audits. During the term of this Agreement, Leap SRV shall, not more than once each year, have the right to have independent certified public accountants selected by Leap SRV and approved by the Company (such approval not be unreasonably withheld, conditioned or delayed) audit the Company’s records for the purpose of determining the accuracy of payments due or paid to Leap SRV under Section 2.1.  The independent certified public accountants shall keep confidential any information obtained during such audit.  If it is determined that additional royalties are owed to Leap SRV during such period, the Company will pay Leap SRV the additional royalties within thirty (30) days of the date the independent certified public accountant’s written report is provided to Company.  In the event that such audit discloses that the actual royalties or other amounts payable by Company to Leap SRV are less than the royalties or other amounts paid by Company, then Company may credit any overpayment based on the results disclosed by such audit against future royalties due Leap SRV.  The fees charged by such accounting firm will be paid by Leap SRV unless any additional royalties owed exceed five percent (5%) of the royalties paid for the applicable period subject to audit, in which case Company will pay the reasonable fees of the accounting firm.

2.4           Taxes and Currency.  All payments made to Leap SRV under this Agreement shall be in United States dollars.  Any and all taxes required to be withheld from, or paid with respect to, any royalty payments made or treated as made by Company to any direct or indirect recipient under this Agreement shall be the liability of and paid by that recipient.  If laws or regulations require Company or any of its Affiliates, employees, or agents to withhold, or otherwise pay, taxes on payments made or treated as made to any direct or indirect recipient, the taxes will be deducted by Company from any payment(s) to the recipient (and, to the extent the tax amount exceeds the amount of any payment currently payable to such recipient, will be offset against the next future payment(s) to such recipient) and will be remitted by Company to the proper tax authority.  Any such direct or indirect recipient shall provide the Company with such tax status certifications as the Company may reasonably request.  Any taxes withheld by or otherwise paid by Company or any of its Affiliates, employees, or agents in respect of a payment hereunder shall be deemed paid to the recipient to which the applicable payment would otherwise have been made and shall (without duplication) reduce the amount of the actual payment and/or any future payment(s) otherwise payable to the recipient.  Any taxes required to be withheld from, or paid with respect to, any royalty payments made or treated as made by Company to any direct or indirect recipient shall, at the request of Company, be paid to Company by the direct or indirect recipient within ten (10) days of written notice from Company requesting the payment.  Any Person that holds a royalty or other payment interest under this Agreement will use reasonable best efforts to have each Person to whom all or any portion of such royalty or payment interest is assigned or otherwise transferred agree to be bound, for the Company’s benefit, with the provisions of this Section 2.4.

2.5           Late Payment.  Any amounts not paid by Company when due under this Agreement will be subject to interest from and including the date payment is due through and including the date upon which Leap SRV has collected the funds in accordance herewith at a rate equal to the lesser of (i) the sum of two percent (2%) plus the prime rate of interest quoted in the Money Rates (or equivalent) section of the Wall Street Journal per annum, calculated daily on the basis of a three hundred sixty (360) day year, or (ii) the maximum interest rate allowed by law.

ARTICLE 3

CONFIDENTIALITY

3.1           Confidential Information.  Unless and to the extent otherwise provided elsewhere in this Agreement (including, without limitation, further below in this Section 3.1 or in Sections 3.2 and 3.3), the Parties agree that, unless the Receiving Party obtains the prior written consent of the Disclosing Party, at all times during the term of this Agreement, the Receiving Party will keep completely confidential, will not publish or otherwise disclose and will not use directly or indirectly for any purpose any Confidential Information of the Disclosing Party relating to the subject matter of this Agreement.

3.2           Limited Disclosure by either Party Permitted.  Each Party may disclose Confidential Information of the other Party to the extent that such disclosure is:

(a)           required by law, in the opinion of legal counsel to the Receiving Party; provided, however, that the Receiving Party will first have given reasonable notice to the Disclosing Party (if practicable) and given the Disclosing Party a reasonable opportunity to obtain a protective order or confidential treatment requiring that the Confidential Information and documents that are the subject thereof be held in confidence by the recipient or, if disclosed, be used only for purposes required by such law; provided further, however, that if a protective order is not obtained, the Confidential Information so disclosed will be limited to that information that is legally required to be disclosed as required by Applicable Law;

(b)           made by the Receiving Party to a United States or foreign tax authority;

(c)           made by the Receiving Party to its representatives; provided, however, that:  (i) each such representative has a need to know such Confidential Information and has an obligation to maintain the confidentiality of such information, (ii) the Receiving Party informs each representative receiving such Confidential Information of its confidential nature, and (iii) the Receiving Party will be responsible for any breach of this Article 3 by any of its representatives to the same extent as if the breach were by the Receiving Party; or

(d)           made by a Receiving Party in order to comply with applicable securities law disclosure requirement or any disclosure requirements of any applicable stock market or securities exchange.

3.3           Disclosure of Agreement. Except as contemplated herein, neither Party shall disclose the terms of this Agreement (nor a redacted version thereof) to any Third Person without the prior written consent of the other Party.  Without limitation, these prohibitions apply to press releases, annual reports, prospectuses, public statements, educational and scientific conferences, promotional materials, governmental filings and discussions with public officials, securities analysts and the media.  However, subject to the requirements for review and approval that follow, this provision does not apply to a disclosure regarding this Agreement, which counsel to a Party has advised is required by Applicable Laws, to any regulatory authority, Securities and Exchange Commission, Federal Trade Commission or Department of Justice or any applicable stock market or securities exchange.  This includes requests for a copy of this Agreement or related information by tax authorities.  Notwithstanding the foregoing, each Party may disclose the terms contained in this Agreement to its independent auditors in connection with audits of the Receiving Party, to its financial and other advisors, including legal counsel, and to its representatives and Third Persons to the same extent that such Party is permitted to disclose Confidential Information of the other Party to its representatives or any Third Person pursuant to any of the provisions of Section 3.2 hereof.

If any Party to this Agreement determines a release of information regarding terms of this Agreement is required by Applicable Laws, prior to any release of such information, that Party will notify the other Party in writing as soon as practicable and provide as much detail as possible in relation to the disclosure required and, where possible under Applicable Laws, will endeavor in good faith to provide the other Party with a minimum of five (5) business days to review the proposed public statement. The Parties will then discuss what information, if any, will actually be released and that Party shall obtain the other Party’s prior written consent or conduct any actions it may reasonably take to prevent or limit the requested disclosure.  In addition, the non-disclosing Party shall have the right to review and comment on a redaction of this Agreement required by the SEC or other agencies and the disclosing Party shall use good faith in taking the non-disclosing Party’s comments into account prior to releasing the redaction to the SEC or such agency.

The obligations of each Party under this Section 3.3 shall automatically terminate with respect to any portion of this Agreement or any portion of the terms of this Agreement that becomes publicly available without any breach by such Party of any of its obligations under this Section 3.3.

ARTICLE 4

INDEMNIFICATION

4.1           Indemnification by Company.  Company shall defend, indemnify and hold harmless Leap SRV and its Affiliates and their officers, directors, employees and agents against any and all Damages incurred by any of them resulting from or arising out of (i) any material breach of any covenant or agreement made by Company in this Agreement, and (ii) any claims by any third party in connection with the research, development, manufacture, use or sale or other commercialization by the Company or any other Permitted Seller of any Product, including, without limitation, (1) any claim by any  third party for personal injury or property damage or any other kind of product liability claim related to, or arising or resulting from, any of such activities by the Company or any other Permitted Seller of any Product and (2) any claim by any third party that any of such activities by the Company or any other Permitted Seller of any Product infringes or allegedly infringes the intellectual property rights of such third party.

4.2           Indemnification by Leap SRV.  Leap SRV shall defend, indemnify and hold harmless Company and its Affiliates and their officers, directors, employees and agents against any and all Damages incurred by any of them resulting from or arising out of (i) any material breach of any covenant or agreement made by Leap SRV in this Agreement; and (ii) any claims by any Shareholder or its successors, or other equity holders of Leap, regarding the Royalty Right of such Shareholder and the entitlement of such Shareholder or its successors, or other equity holders of Leap, to participate in any royalty payment made by the Company pursuant to this Agreement.  Notwithstanding the foregoing, Leap SRV shall not have any indemnification obligation under this Section 4.2 with respect to any claim by any other equity holder of Leap as contemplated under the foregoing clause (ii) of this Section 4.2 unless and until there is a final judgment on the merits rendered by a court of competent jurisdiction in favor of any such equity holder of Leap from which no appeal has been taken or can be taken.

4.3           Notice and Opportunity to Defend.

(a)           Notice. Promptly after receipt by a Party hereto of notice of any claim that could give rise to a right to indemnification pursuant to this Article 4, such Party (the “Indemnitee”) will give the other Party (the “Indemnifying Party”) written notice describing the claim in reasonable detail. The failure of an Indemnitee to give notice in the manner provided herein will not relieve the Indemnifying Party of its obligations under this Article 4, except to the extent that such failure to give notice materially prejudices the Indemnifying Party’s ability to defend such claim.

(b)           Defense of Action. In case any action that is subject to indemnification under this Article 4 shall be brought against an Indemnitee and it has given written notice to the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate and, if it so desires, to assume the defense with counsel reasonably satisfactory to such Indemnitee. After notice from the Indemnifying Party to the Indemnitee of its election to assume the defense, the Indemnifying Party shall not be liable to such Indemnitee under this Article 4 for any fees of other counsel or any other expenses, in each case subsequently incurred by such Indemnitee in connection with the defense.

(c)           Indemnitee’s Separate Counsel. Notwithstanding the foregoing, the Indemnitee shall have the right to employ separate counsel and to participate in the defense of such action at the Indemnitee’s expense, provided however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if: (i) the use of counsel chosen by the Indemnifying Party to represent the Indemnitee would present such counsel with a conflict of interest, and the Indemnifying Party does not elect to engage new counsel without such a conflict; (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnitee to represent the Indemnitee within a reasonable time after notice of the institution of such action; or (iii) the Indemnifying Party shall authorize the Indemnitee in writing to employ separate counsel at the Indemnifying Party’s expense.

(d)           Settlement. If an Indemnifying Party assumes the defense of such action, no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnitee’s written consent, which consent shall not be unreasonably withheld or delayed.

(e)           Conduct of Defense. Notwithstanding anything to the contrary in this Section 4, the Party conducting the defense of a claim will (1) keep the other Party informed on a reasonable and timely basis as to the status of the defense of such claim (but only to the extent such other Party is not participating jointly in the defense of such claim), and (2) conduct the defense of such claim in a prudent manner.

ARTICLE 5

TERM

5.1           Term.  The term of this Agreement will begin upon the Effective Date and will continue in full force and effect indefinitely.

ARTICLE 6

MISCELLANEOUS

6.1           Independent Contractor.  It is understood and agreed that the Parties shall have the status of an independent contractor under this Agreement and that nothing in this Agreement shall be construed as creating any partnership, joint venture or employer-employee relationship between the Parties or as authorization for either Company or Leap SRV to act as agent for the other.

6.2           No Benefit to Others.  The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the Parties and their legal representatives, successors and assigns, and they shall not be construed as conferring any rights to any Third Person.

6.3           Amendment.  This Agreement may not be amended, supplemented, or otherwise modified except by an instrument in writing signed by authorized representatives of each Party, provided that any agreement for an amendment of this Agreement on behalf of the Company or any waiver of any of the Company’s rights under this Agreement shall be subject to prior approval of the then disinterested directors of the board of directors of the Company. It is further agreed by the Parties, that in the event that this Agreement or any part thereof is assigned by Leap SRV, then the Person(s) holding the right to receive the majority of the royalty payment under this Agreement shall be entitled to execute an amendment to this Agreement as a representative of Leap SRV, provided that no amendment to this Agreement that is approved by such Person or Persons that hold the right to receive the majority of the royalty payment under this Agreement shall be binding on any other Person that is entitled to receive a royalty payment under this Agreement without the prior written consent of such other Person unless such amendment to this Agreement applies in the same fashion to all Persons entitled to receive royalty payments under this Agreement.

6.4           Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement among the Parties and their respective Affiliates and stockholders with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties or among either Party and any Affiliates or stockholders of the other Party are expressly canceled, including, but not limited to, any rights and obligations included in the term sheet which was executed between Company and Macrocure Ltd. dated June 1, 2016.

6.5           Severability.  If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective while this Agreement remains in effect, the legality, validity and enforceability of the remaining provisions will not be affected thereby.

6.6           Waiver.  Any term or provision of this Agreement may be waived at any time by the Party entitled to the benefit thereof only by a written instrument executed by such Party.  No delay on the part of Leap SRV or Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either Leap SRV or Company of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6.7           Notices.  All notices required or permitted to be given under this Agreement shall be in writing and shall be deemed given upon receipt if delivered personally or by facsimile transmission (receipt verified), mailed by registered or certified mail (return receipt requested), postage prepaid, or sent by prepaid express courier service, to the Parties at the following addresses (or at such other address for a Party as shall be specified by the notice; provided, that notices of a change of address shall be effective only upon receipt thereof):

For Company:	Leap Therapeutics, Inc.
47 Thorndike Street, Suite B1-1
Cambridge, MA 02141
Attention: President

For Leap SRV:	[Leap Shareholder Royalty Vehicle, LLC] [_______________] [_______________]

6.8           Governing Law.  Each of the parties irrevocably and unconditionally (i) agrees that any suit, action or legal proceeding arising out of or relating to this Agreement which is expressly permitted by the terms of this Agreement to be brought in a court of law, may be brought in the courts of record of the Commonwealth of Massachusetts (Middlesex or Suffolk Counties) or the court of the United States, District of Massachusetts; (ii) consents to the jurisdiction of each such court in any such suit, action or proceeding; (iii) waives any objection which it or he may have to the laying of venue of any such suit, action or proceeding in any of such courts; and (iv) agrees that service of any court papers may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws or court rules in such courts.

6.9           Assignability.  During the term of this Agreement, neither Party shall assign any benefit or burden under this Agreement without prior written consent of the other Party, which shall not be unreasonably withheld, delayed or conditioned, except that (i) either Party may assign its rights and obligations under this Agreement to any Person with which it may merge or consolidate or to any company to whom it may transfer substantially all of its assets or to any Person which may acquire such Party (including, in each case, any company created as a new vehicle upon any such merger, transfer or acquisition), and (ii) Leap SRV may freely assign its royalty and other payment interests (and related information access, audit and other rights) in whole  or in part; provided, however, that, in the event that, as a result of any assignment or assignments of the right to receive royalty and other payment interests under this Agreement, the Company becomes obligated to make royalty payments pursuant to this Agreement to more than one person, the Company shall have the right to engage and appoint a paying agent to perform on behalf of the Company some or all of the obligations of the Company under this Agreement and, if the Company exercises its right to appoint a paying agent, each person that is entitled to receive payments under this Agreement shall be obligated to provide to any such paying agent appointed by the Company any information reasonably requested by such paying agent and to execute and deliver such instruments and documents as such paying agent shall reasonably request in connection with performing the obligations of the Company under this Agreement that have been delegated by the Company to such paying agent.  The appointment by the Company of any such paying agent shall not operate to release or discharge the Company from any of its obligations under this Agreement.  Any assignment by either Party of any benefit or burden under this Agreement in accordance with the provisions of this Section 6.09 shall not release the assigning Party from any of its obligations under this Agreement. This Agreement shall be binding on and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

6.10           Jointly Prepared.  This Agreement will be deemed to have been drafted by both Leap SRV and Company and will not be construed against either Party as the draftsperson hereof.

6.11           Headings, Gender and Number.  All section and article titles or captions contained in this Agreement and in any exhibit, schedule or certificate referred to herein or annexed to this Agreement are for convenience only, will not be deemed a part of this Agreement and will not affect the meaning or interpretation of this Agreement.  Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and other gender, masculine, feminine, or neuter, as the context requires.

6.12           Further Assurances.  Each of the Parties to this Agreement shall at the request of any other Party execute and deliver any further documents and do all acts and things as that Party may reasonably require in order to carry out the true intent and meaning of this Agreement.

6.13           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement.  It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

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In Witness Whereof, the Parties by their respective authorized representatives, have executed this Agreement as of the date first above written.

Leap Therapeutics, Inc. By: Printed: Title: [Leap Shareholder Royalty Vehicle, LLC] By: Printed: Title:

[Signature Page to Royalty Agreement]